SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 9)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                        c/o Fog Cutter Capital Group Inc.
                              1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



                              (Page 1 of 10 Pages)

121593.0001  LOS ANGELES  571237 v4        10


CUSIP NO. 971892104                    13D/A                 PAGE 2 OF 10 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              ANDREW A. WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0 (SEE RESPONSES TO ITEMS 4 AND 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         3,727,271 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              524,500 (SEE RESPONSES TO ITEMS 4 AND 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         1,690,266 (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,727,271
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     38.0% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 10 Pages

CUSIP NO. 971892104                    13D/A                 PAGE 3 OF 10 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               TIFFANY WIEDERHORN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              0 (SEE RESPONSES TO ITEMS 4 AND 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         3,727,271 (SEE RESPONSES TO ITEMS 4 AND 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              629,255 (SEE RESPONSES TO ITEMS 4 AND 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         1,585,511 (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,727,271
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     38.0% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 10 Pages

CUSIP NO. 971892104                    13D/A                 PAGE 4 OF 10 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                         SC, AF (SEE RESPONSE TO ITEM 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                        0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                   951,709
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                        951,709

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   951,709
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.7% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 10 Pages

CUSIP NO. 971892104                    13D/A                 PAGE 5 OF 10 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM STARLIGHT INVESTMENTS, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                        0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                   13,826
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                        13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                   0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.1% (SEE RESPONSES TO ITEMS 4 AND 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       00
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 5 of 10 Pages

     This Amendment No. 9 (this "Amendment") amends and supplements the Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on December 20, 1999 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on February 11, 2002 ("Amendment No. 6"), Amendment No. 7 to the 13D filed on March 5, 2002, and by Amendment No. 8 to the 13D filed on August 20, 2002 ("Amendment No. 8"), by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

     The purpose of this Amendment No. 9 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto.

ITEM 2. IDENTITY AND BACKGROUND.

     This Amendment is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., and WM Starlight Investments, LLC (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of Fog Cutter Capital Group Inc., formerly known as Wilshire Real Estate Investment Inc. and Wilshire Real Estate Investment Trust Inc., since its formation in 1997. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership, is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership, is the general partner of Ivy Capital Partners, L.P. Tiffany Wiederhorn is the general partner of the Wiederhorn Family Limited Partnership. WM Starlight Investments, LLC is a Delaware limited liability company which is engaged in making investments. Tiffany Wiederhorn is the managing member and majority owner of WM Starlight Investments, LLC. TTMM, L.P. is the only other owner of WM Starlight Investments, LLC. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

     None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by another Reporting Person.



                               Page 6 of 10 Pages

     The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group", and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                                              PERCENTAGE OF
                                     NUMBER OF SHARES         COMMON STOCK
                                    BENEFICIALLY OWNED        OUTSTANDING(1)
                                    ------------------        --------------
Andrew Wiederhorn                       3,727,271(2)             38.0%
Tiffany Wiederhorn                      3,727,271(3)             38.0%
TTMM, L.P.                                951,709                 9.7%
WM Starlight Investments, LLC              13,826                 0.1%

1    Computed on the basis of 9,806,370 shares of Common Stock outstanding as of
July 31, 2002, as reported by the Issuer in its quarterly report on Form 10-Q for the period ended June 30, 2002.

2    Includes 1,594,790 shares of Common Stock owned by the other Reporting
Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Also includes 472,500 shares of Common Stock issuable upon the exercise of outstanding options. Also includes the 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement (described in Amendments No. 3 and No.
4), and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No. 5). Andrew Wiederhorn shares voting power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Excludes 525,000 shares of Common Stock held in the Fog Cutter Long Term Vesting Trust (the "Trust") established for the benefit of certain employees of the Issuer. Although Mr. Wiederhorn and Mr. Mendelsohn act as Trustees for the Trust, they do not have any beneficial ownership or voting rights with respect to the 525,000 shares of Common Stock in the Trust. Also includes 95,476 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Andrew Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Of the 3,727,271 shares, Andrew Wiederhorn (i) shared power to vote or to direct the vote of 3,727,271 shares, but did not have any sole power to vote or direct the vote of any of the shares, (ii) had sole power to dispose or to direct the disposition of 524,500 of these shares, and (iii) shared power to dispose or to direct the disposition of 1,690,266 shares.

3    Includes 1,490,035 shares of Common Stock owned by other Reporting Persons, including 472,500 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Mendelsohn Agreement (described in Amendment No. 3 and No. 4), and


                               Page 7 of 10 Pages


467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement (as described in Amendment No. 5). Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Also includes 95,476 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Tiffany Wiederhorn any dispositive or voting power over such shares, Tiffany Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Of these shares, Tiffany Wiederhorn (i) had sole power to vote or to direct the vote of no shares, (ii) shared power to vote or to direct the vote of 3,727,271 shares, (iii) had sole power to dispose or to direct the disposition of 629,255 of these shares, and (iv) shared power to dispose or to direct the disposition of 1,585,511 shares.


     On September 13, 2002, the minor children of Andrew and Tiffany Wiederhorn purchased in the open market a total of 30,863 shares of Common Stock at a purchase price of $3.04 per share. Andrew or Tiffany Wiederhorn may be deemed to have effected such transactions; however, Andrew and Tiffany Wiederhorn disclaim beneficial ownership of such shares.

     On September 30, 1999, Mr. Wiederhorn was granted options to purchase 630,000 shares of the Issuer's Common Stock. These options vest in four equal annual installments. Of these options, on October 1, 2002, options to purchase 157,500 shares of Common Stock vested and became exercisable by Mr. Wiederhorn.



                               Page 8 of 10 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.


October 11, 2002                        /S/ ANDREW WIEDERHORN
                                      -----------------------------------------
                                      Andrew Wiederhorn


October 11, 2002                        /S/ TIFFANY WIEDERHORN
                                      -----------------------------------------
                                      Tiffany Wiederhorn


October 11, 2002                      TTMM, L.P.

                                      By: IVY CAPITAL PARTNERS,
                                           L.P., its general partner

                                      By: WIEDERHORN FAMILY LIMITED PARTNERSHIP,
                                          its general partner

                                      By:  /S/ TIFFANY WIEDERHORN
                                         --------------------------------------
                                          Tiffany Wiederhorn, its general
                                          partner


October 11, 2002                      WM STARLIGHT INVESTMENTS, LLC

                                      By:   /S/ TIFFANY WIEDERHORN
                                          -------------------------------------
                                          Tiffany Wiederhorn, its
                                          Managing member


                               Page 9 of 10 Pages

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97201



                              Page 10 of 10 Pages